UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland and Rajiv Singhal

Glencore International AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

+41 41 709 2000

Copies to:

Darren W. T. Novak, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 22,155,043*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 22,155,043*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,155,043*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes 9,433,962 Common Shares (as defined below) that may be issuable to Glencore (as defined below) upon the exercise of the Exchange Warrant (as defined below) if additional Debentures (as defined below) are issued pursuant to the Purchase Agreement (as defined below) since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons (as defined below). Includes 5,660,377 Common Shares that Glencore is obligated to purchase on or prior to January 29, 2010 in accordance with the terms of the Second Subscription Agreement (as defined below).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 22,155,043*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 22,155,043*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,155,043*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes 9,433,962 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons. Includes 5,660,377 Common Shares that Glencore is obligated to purchase on or prior to January 29, 2010 in accordance with the terms of the Second Subscription Agreement.

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 22,155,043*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 22,155,043*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,155,043*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person (See Instructions) CO

*	Excludes 9,433,962 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons. Includes 3,773,585 Common Shares and 5,660,377 Common Shares that Glencore is obligated to purchase on or prior to January 29, 2010 in accordance with the terms of the Second Subscription Agreement.

This Amendment No. 5 amends and supplements the Schedule 13D filed on November 10, 2008, as amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009 and by Amendment No. 4 thereto filed on November 3, 2009, by Glencore Holding AG, Glencore International AG and Glencore AG (as so amended, the “Statement”) relating to the common shares of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented by adding the following paragraphs immediately after the last paragraph thereof:

“On November 16, 2009, Glencore, the Issuer and PolyMet Inc. entered into a letter agreement, dated as of such date (“Amendment No. 11”), which amended the Purchase Agreement by reducing the exchange rate under the Exchange Warrant with respect to the US$25 million of the debentures to be issued to Glencore by PolyMet Inc. at the final closing of the transactions contemplated by the Purchase Agreement from US$4.00 per Common Share to US$2.65 per Common Share. The exchange rate under the Exchange Warrant with respect to the Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture remains unchanged.

Pursuant to a subscription agreement, dated as of November 17, 2009, between Glencore and the Issuer (the “Initial Subscription Agreement”), Issuer sold to Glencore 3,733,585 Common Shares for an aggregate purchase price of US$10,000,000.25 (or US$2.65 per Common Share). Pursuant to a subscription agreement, dated as of November 23, 2009, between Glencore and the Issuer (the “Second Subscription Agreement”, and together with the Initial Subscription Agreement, the “Subscription Agreements”), the Issuer has agreed to sell to Glencore, subject to the satisfaction of customary closing conditions, 5,660,377 Common Shares on or prior to January 29, 2010 for an aggregate purchase price of US$14,999,999.05 (or US$2.65 per Common Share). The source of funds that will be used to purchase the Common Shares under the Subscription Agreements is working capital of Glencore.

The foregoing summary of Amendment No. 11, the Initial Subscription Agreement and the Second Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of Amendment No. 11, the Initial Subscription Agreement and the Second Subscription Agreement attached hereto as Exhibit 99.24, 99.25 and 99.26 respectively.”

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following:

“(a) and (b)	As of November 23, 2009, the Reporting Persons owned 3,733,585 Common Shares. However, as of November 23, 2009, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) an aggregate of 22,155,043 Common Shares issuable upon the exercise of the Exchange Warrant and the Purchase Warrant and upon consummation of the purchase contemplated by the Second Subscription Agreement, representing approximately 13.7% of the outstanding Common Shares. Accordingly, the percentage of outstanding Common Shares that may be beneficially owned by each of the Reporting Persons is approximately 13.7%. The Common Shares reported as beneficially owned by the Reporting Persons do not include the 9,433,962 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons. The beneficial ownership percentages set forth herein are based on 139,078,875 Common Shares outstanding as of August 31, 2009 as disclosed by the Issuer in its Form F-3/A filed with the Securities and Exchange Commission on October 1, 2009.”

Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:

(c)	“Except as set forth in Item 3 and this Item 5 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction since the date of the most recent amendment to the Statement.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Exhibit Name
99.24	Amendment Letter No. 11 to the Purchase Agreement, dated as of November 16, 2009

99.25	Subscription Agreement, dated as of November 17, 2009, by and between PolyMet Mining Corp. and Glencore AG

99.26	Subscription Agreement, dated as of November 23, 2009, by and between PolyMet Mining Corp. and Glencore AG

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2009

GLENCORE HOLDING AG

By:	/s/ Willy Strohotte
	Name:	Willy Strohotte
	Title:	Director

By:	/s/ Andreas Hubmann
	Name:	Andreas Hubmann
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2009

GLENCORE INTERNATIONAL AG

By:	/s/ Lotti Grenacher
	Name:	Lotti Grenacher
	Title:	Officer

By:	/s/ Stefan Peter
	Name:	Stefan Peter
	Title:	Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2009

GLENCORE AG

By:	/s/ Lotti Grenacher

	Name:	Lotti Grenacher
	Title:	Officer

By:	/s/ Lotti Grenacher

	Name:	Lotti Grenacher
	Title:	Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1.	Joint Filing Agreement, dated November 10, 2008, between Glencore Holding AG, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D*

99.2.	Purchase Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp., Poly Met Mining Inc. and Glencore AG*

99.3.	Floating Rate Secured Debenture, due September 31, 2011, of Poly Met Mining Inc., dated October 31, 2008*

99.4.	Parent Guarantee, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG*

99.5.	Security Agreement, dated as of October 31, 2008, by PolyMet Mining Corp. in favor of Glencore AG*

99.6.	Security Agreement, dated as of October 31, 2008, by Poly Met Mining, Inc. in favor of Glencore AG*

99.7.	Pledge Agreement, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG*

99.8.	Exchange Warrant of PolyMet Mining Corp., dated as of October 31, 2008*

99.9.	Purchase Warrant of PolyMet Mining Corp., dated as of October 31, 2008*

99.10.	Registration Rights Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp. and Glencore AG*

99.11	Amendment Letter No. 1 relating to the Purchase Agreement, dated as of October 31, 2008*

99.12	Amendment Letter No. 2 relating to the Purchase Agreement, dated as of October 31, 2008*

99.13	Amendment Letter No. 3 relating to the Purchase Agreement, dated as of October 31, 2008*

99.14	Floating Rate Secured Debenture, due September 31, 2011, of PolyMet Mining Inc., dated December 22, 2008*

99.15	Amendment Letter No. 4 relating to the Purchase Agreement, dated as of January 30, 2009*

99.16	Amendment Letter No. 5 relating to the Purchase Agreement, dated as of February 24, 2009*

99.17	Amendment Letter No. 6 relating to the Purchase Agreement, dated as of March 30, 2009*

99.18	Amendment Letter No. 7 relating to the Purchase Agreement, dated as of April 28, 2009*

99.19	Amendment Letter No. 8 relating to the Purchase Agreement, dated as of June 4, 2009*

99.20	Floating Rate Secured Debenture, due September 30, 2011, dated June 16, 2009*

99.21	Amendment Letter No. 9 relating to the Purchase Agreement, dated as of August 31, 2009*

99.22	Floating Rate Secured Debenture, due September 30, 2011, dated August 31, 2009*

99.23	Amendment Letter No. 10 relating to the Purchase Agreement, dated as of October 20, 2009*

99.24	Amendment Letter No. 11 relating to the Purchase Agreement, dated as of November 16, 2009**

99.25	Subscription Agreement, dated as of November 17, 2009, by and between PolyMet Mining Corp. and Glencore AG**

99.26	Subscription Agreement, dated as of November 23, 2009, by and between PolyMet Mining Corp. and Glencore AG**

*	Previously Filed

**	Filed Herewith